FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of October, 2023

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Publicly Held Company with Authorized Capital

Corporate Taxpayers’ Registry (CNPJ) No. 47.508.411/0001-56

Commercial Registry (NIRE) No. 35.300.089.901

MINUTES OF THE EXTRAORDINARY GENERAL MEETING

HELD ON OCTOBER 19th, 2023

1.           DATE, TIME AND PLACE: October 19th, 2023, at 3.00 p.m., at the offices of Companhia Brasileira de Distribuição (“Company”), carried out exclusively by digital means, through the Ten Meetings digital platform (“Digital Platform”), in accordance with the Securities and Exchange Commission Resolution (“CVM”) No. 81 of March 29, 2022, as in force (“CVM Resolution No. 81/22”).

2.           CALL NOTICE AND PUBLICATIONS: Call notice duly published in the newspaper Folha de S. Paulo on editions dated September 20th, 21st and 22nd, 2023, on pages A22, A25 and A20, respectively, with simultaneous disclosure of the documents on the website of the same newspaper, pursuant to Articles 124 and 289, I, of Law nº. 6.404, of December 15, 1976, as amended (“Brazilian Corporate Law”). The documents required by CVM Resolution No. 81/22 and CVM Resolution 80 of March 29, 2022, as amended (“CVM Resolution No. 80/22”) were also disclosed to the the market through the CVM system and the Company’s investor relations page.

3.           MEETING BOARD: President: Rodrigo Penido Paes Manso; and Secretary: Daniela Aranha de Araújo.

4.           AGENDA: To resolve on the following matters (i) Adjustment of the value of the capital reduction approved at the Company's Extraordinary General Meeting held on February 14th, 2023 (“EGM 02.14.23”), to the book value of the Company’s participation in Almacenes Éxito S.A. (“Éxito”) distributed to the Company's shareholders based on the Company's balance sheet of July 31th, 2023, corresponding to six billion, six hundred and fifty nine million, three hundred and one thousand, eight hundred and six reais and sixty centavos (R$  6,659,301,806.60); (ii) Amendment of Article 2 of the Company's Bylaws and its paragraph 1st, in order to improve and detail the wording of the Company's corporate object and certain activities carried out by it; (iii) Modification of comma “o” of article 17 of the Company’s Bylaws, to adjust the limit value of the operations mentioned therein to be approved by the Board of Directors; (iv) Consolidation of the Company's Bylaws to reflect the amendments proposed above; and (v) Re-ratification of the remuneration of the members of the Company's Board of Officers and Board of Directors for the fiscal year ended on December 31th, 2022.

5.           QUORUM: Shareholders representing 55.58% of the shares of the Company, according to participation by means of distance voting ballots received by the Company and attendance recorded by Digital Platform, pursuant to Article 47 of CVM Resolution No. 81/22, thus demonstrating compliance with the legal quorum for the installation of this Meeting solely to resolve on item (v) of the Agenda. The Company’s management shall, in due course, call a second Extraordinary General Meeting to resolve on the other items on the agenda. It is clarified that, on second call, the Meeting shall be installed with the presence of any number of sharedolders, who shall decide on the matters on the agenda indicated in the call notice by majority vote of the presents.

6.           RESOLUTIONS: Initially, it was resolved unanimously by the attending shareholders that: (i) the reading of the Call Notice, of the Management’s Proposal (as defined below), as well as the consolidated and synthetic voting maps of the votes received by distance voting ballots, is dismissed in view of its wide dissemination; and (ii) the minutes of this Meeting be published with the omission of the present shareholders’ signatures, pursuant to Article 130, paragraph 2nd, of the the Brazilian Corporate Law. Subsequently, the Secretary has informed the attendants that (i) the minutes of this Meeting shall be drafted in summary form, pursuant to Article 130, paragraph 1st, of the Brazilian Corporate Law and (ii) that protests, queries and dissenting requirements regarding the agenda under resolution should be submitted in writing to the presiding board, pursuant to Article 130, paragraph 1st, item “a”, of the Brazilian Corporate Law.

As there was no quorum for the installation of the Meeting in relation to the matters set out in items (i) to (iv) of the Agenda, only item (v) of the Agenda was put to deliberation.

Next, the General Meeting decided,

6.1.      By majority of the votes, according to the voting map in Single Annex to these Minutes, it was approved the re-ratification of the annual global of the management remuneration for the fiscal year ended on December 31th, 2022: (i.) of the Board of Officers from fifty million, one hundred and forty-nine thousand, five hundred and ninety-two reais and forty-five centavos (R$50,149,592.45) to thirty-one million, seven hundred and fifty thousand, nine hundred and eighty-eight reais and fifty-nine centavos (R$31,750,988.59); and (ii) of the Board of Directors from forty-six million, four hundred and forty-three thousand, four hundred and ninety reais and sixty-seven centavos (R$46,443,490.67) to sixty-one million, nine hundred and sixty-nine thousand, three hundred and seventy reais and fifty four centavos (R$61,969,370.54).

7.           DOCUMENTS FILED: The following documents are filed in the headquarters of the Company (i) Call Notice; (ii) Management Proposal and Participation Manual (“Management’s Proposal”); (iii) consolidated and synthetic voting map; (iv) distance voting ballots received by the Company; (v) voting instructions and protests received, numbered and authenticated by the Meeting Board; and (vi) integral recording of the present Meeting.

8.           ADJOURNMENT: In compliance with Articles 22, parapgraph 5th and 33, paragraph 4th, both of CVM Resolution No. 80/22, the total number of approvals, rejections and abstentions recorded in the voting of each item of Agenda is indicated in Single Annex to these minutes, with, for all purposes, shall be considered as an integral part of these minutes. With nothing further to come before the board, the meeting was suspended for these minutes to be drafted as a summary and which, upon being read and approved, were signed by the present shareholders. All shareholders connected to the digital platform through which the Meeting was conducted were considered present and subscribers to the minutes of the meeting and the shareholders’ attendance book, in consonance with article 47, paragraph 1st, of CVM Resolution No. 81/22.

9.           CERTIFICATE: This is a true copy of the original drawn up in the Book of Minutes of the General Meetings of the Company, pursuant to Article 130, paragraph 3rd, of the Brazilian Corporate Law.

10.        SIGNATURES: Meeting Board: President – Rodrigo Penido Paes Manso; and Secretary: Daniela Aranha de Araújo. Attending shareholders: Represented by Daniela Aranha de Araújo: Segisor Sas; Geant International Bv; Helicco Participações Ltda.. Represented by Anderson Carlos Koch: Jp Morgan Chase Bank. Distance Voting Ballots: Alaska Permanent Fund; American Heart Association, Inc.; Blackrock Balanced Capital Fund, Inc.; Blackrock Balanced Capital Portfolio Of Blackrock Series Fun; Cc And L Q 140-40 Fund; Ccl Multi-Strategy Fund; Chang Hwa Co Bank, Ltd In Its C As M Cust Of N B Fund; City Of Los Angeles Fire And Police Pension Plan; City Of New York Group Trust; College Retirement Equities Fund; Dimensional Emerging Core Equity Market Etf Of Dim; Dimensional Emerging Mkts Value Fund; Eaton Vance Management; Emer Mkts Core Eq Port Dfa Invest Dimens Grou; Godfond Sverige Varlden; Investeringsforeningen Sparinvest Value Emerging Markets; John Hancock Funds Ii Emerging Markets Fund; John Hancock Variable Ins Trust Emerging Markets Value Trust; Legal And General Assurance Pensions Mng Ltd; Mackenzie Emerging Markets Small Cap Master Fund; Moerus Global Value Fund Master (Cayman) Ltd; Northern Lights Fund Trust Iv - Moerus Worldwide Value Fund; Nuveen Multi-Asset Income Fund;Parametric Tax-Managed Emerging Markets Fund; Parametric Tmemc Fund, Lp; Russell Investment Company Public Limited Company; Southern Cal Ed C N F Q C Dc Mt S On P Vd N G; Sparinvest Sicav; Spdr Sp Emerging Markets Small Cap Etf; Spp Aktieindexfond Global; Spp Emerging Markets Plus; Spp Emerging Markets Sri; Stichiting Blue Sky Act Eq Em Mk Gl Fund; Stichting Pggm Depositary; The Board Of.A.C.E.R.S.Los Angeles,California; The State Teachers Retirement System Of Ohio; Tiaa-Cref Funds - Tiaa-Cref Emerging Markets Equity Fund; Ups Group Trust; Utah State Retirement Systems; Vanguard Emerging Markets Stock Index Fund; Vanguard Esg International; Vanguard F. T. C. Inst. Total Intl Stock M. Index Trust Ii; Vanguard Fiduciary Trt Company Instit T Intl Stk Mkt Index T; Vanguard Funds Plc / Vanguard Esg Emerging Markets; Vanguard Funds Plc / Vanguard Esg Global All Cap U; Vanguard Inv Funds Icvc-Vanguard Ftse Global All Cap Index F; Vanguard Investment Series Plc / Vanguard Esg Emer; Vanguard Total International Stock Index Fd, A Se Van S F; Vanguard Total World Stock Index Fund, A Series Of;Verdipapirfondet Storebrand Indeks Alle Markeder; Verdipapirfondet Storebrand Indeks Nye Markeder; Vident International Equity Fund - Wi; Wisdomtree Emerging Markets Smallcap Dividend Fund.

São Paulo, October 19th, 2023.

Meeting Board:

____________________________________	____________________________________
Rodrigo Penido Paes Manso President	Daniela Aranha de Araújo Secretary

SINGLE ANNEX

To the minutes of the special shareholders’ meeting held on October 19th, 2023.

Resolution No.	Description of the Resolution	Resolution vote	No. of shares
5	Re-ratification of the remuneration of the members of the Company's Board of Officers and Board of Directors for the fiscal year ended on December 31th, 2022	Approve	110,975,682
		Reject	39,041,834
		Abstain	29,944

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: October 19, 2023	By: /s/ Marcelo Pimentel
	Name:	Marcelo Pimentel
	Title:	Chief Executive Officer

By: /s/ Rafael Sirotsky Russowsky
	Name:	Rafael Sirotsky Russowsky
	Title:	Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.